SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 (b)

(Amendment No. 3)

MERRILL MERCHANTS BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE (“COMMON STOCK”)

(Title of Class of Securities)

59021H103

(CUSIP Number)

AUGUST 14, 1998

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59021H103	13G	Page 1 of 3 Pages

1	NAME OF REPORTING PERSON SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary) THE BULLOCK FAMILY TRUST, WILLIAM C. BULLOCK, JR. TRUSTEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 244,220
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER 244,220
	8	SHARED DISPOSITIVE POWER NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,220
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 3 Pages

Item 1(a).   Name of Issuer:

MERRILL MERCHANTS BANCSHARES, INC.

Item 1(b).  Address of Issuer's Principal Executive Office:

201 MAIN STREET

BANGOR, ME  04402-0925

Item 2(a).  Name of Person Filing:

THE BULLOCK FAMILY TRUST, WILLIAM C. BULLOCK, JR. TRUSTEE

Item 2(b).  Address of Principal Business Office:

201 MAIN STREET

BANGOR, ME  04402-0925

Item 2(c).  Citizenship:

UNITED STATES

Item 2(d).  Title of Class of Securities:

COMMON STOCK, $1.00 PAR VALUE PER SHARE (“COMMON STOCK”)

Item 2(e).  CUSIP Number:

59021H103

Item 3.  Not Applicable

Item 4. Ownership:
(a) Amount Beneficially Owned		244,220

Common Stock
The Bullock Family Trust, William C. Bullock, Jr. Trustee	120,455

Mandatory Convertible Debentures into Common Stock
The Bullock Family Trust, William C. Bullock, Jr. Trustee	37,128

Series A Preferred Stock convertible into Common Stock
The Bullock Family Trust, William C. Bullock, Jr. Trustee	86,637

(b) Percent of Class		8.8%
Shares Beneficially Owned	244,220
Divided by
Current Outstanding Common Stock	2,741,232
Less Treasury Stock	(74,015)
Plus Mandatory Convertible Debentures	37,128
Plus Series A Preferred Stock	86,637

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote	244,220
(ii) shared power to vote or to direct the vote	n/a
(iii) sole power to dispose or to direct disposition of	244,220
(iv) shared power to dispose or to direct disposition of	n/a